UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2016

Merchants Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-11595	03-0287342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

275 Kennedy Drive South Burlington, Vermont	(802) 658-3400	05403
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

Merger Agreement

On October 22, 2016, Merchants Bancshares, Inc. (“Merchants”), the holding company for Merchants Bank, and Community Bank System, Inc. (“Community”), the holding company for Community Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merchants will merge with and into Community, with Community continuing as the surviving corporation (the “Merger”).  Following completion of the Merger, Merchants Bank will merge with and into Community Bank, with Community Bank continuing as the surviving bank.  The Merger is currently expected to be completed in the second quarter of 2017.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.01 per share, of Merchants (“Merchants Common Stock”) will convert into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, in each case without interest: (i) the combination of (A) $12.00 in cash and (B) 0.6741 of a share of Community common stock, par value $1.00 per share (“Community Shares”); (ii) $40.00 in cash; or (iii) 0.9630 of a Community Share.  Holders’ elections will be subject to an overall proration in accordance with the Merger Agreement to 70% stock consideration and 30% cash consideration.

In connection with the Merger, two Merchants directors will be appointed to the Board of Directors of each of Community and Community Bank.

The Merger Agreement contains customary representations, warranties and covenants of Merchants and Community, including covenants by Merchants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger and not to engage in certain kinds of transactions during such period.  Merchants has also agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions that permit Merchants’ Board of Directors to comply with its fiduciary duties, enter into discussions concerning, or furnish non-public information in connection with, any proposals for alternative business combination transactions.

The consummation of the Merger is subject to customary closing conditions, including the receipt of regulatory approvals and adoption of the Merger Agreement by holders of at least two-thirds of the outstanding shares of Merchants Common Stock.  The Merger Agreement provides each of Merchants and Community with specified termination rights.  If the Merger is not consummated under specified circumstances, including if Merchants terminates the Merger Agreement to accept a superior acquisition proposal, Merchants has agreed to pay Community a termination fee of $10.72 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Merchants or Community. The Merger Agreement contains customary representations, warranties and covenants that Community and Merchants made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between Community and Merchants and may be subject to important qualifications and limitations agreed to by Community and Merchants in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and may have been used to allocate risk between Community and Merchants rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Community’s or Merchants’ public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

In connection with the Merger, certain of Merchants’ executive officers, including Merchants’ President and Chief Executive Officer, Geoffrey Hesslink, entered into employment agreements with Community, effective as of the Effective Time.

Stockholder Support Agreements

Simultaneously with the execution of the Merger Agreement, certain stockholders of Merchants, including members of Merchants’ Board of Directors, entered into stockholder support agreements with Community (collectively, the “Stockholder Support Agreements”) pursuant to which such individuals have agreed, among other things, to vote their respective shares of Merchants Common Stock in favor of the adoption of the Merger Agreement at a special meeting of Merchants’ stockholders to be held for such purpose.  As of the date of the Stockholder Support Agreements, such persons beneficially owned an aggregate of approximately 8.8% of the outstanding shares of Merchants Common Stock, exclusive of shares of Merchants Common Stock held by such persons pursuant to Merchants deferred compensation plans.  The Stockholder Support Agreements terminate upon the termination of the Merger Agreement in accordance with their respective terms, including if Merchants accepts a superior acquisition proposal.

The foregoing description of the Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Stockholder Support Agreement, which is attached as Exhibit C to the Merger Agreement and is incorporated herein by reference.

Item 5.03.  Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 22, 2016, the Board of Directors of Merchants adopted an amendment to Merchants’ Amended and Restated Bylaws to include a new Section 5.7 containing a forum selection provision (the “Amendment”).  The Amendment provides that, unless Merchants consents in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding on behalf of Merchants, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of Merchants to Merchants or Merchants’ stockholders (including beneficial owners of stock), (iii) any action asserting a claim against Merchants or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of Merchants arising pursuant to any provision of the Delaware General Corporation Law or Merchant’s Certificate of Incorporation or Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of Merchant’s Certificate of Incorporation or Bylaws, or (v) any action asserting a claim against Merchants or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of Merchants governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

Item 7.01. Regulation FD.

On October 24, 2016, Merchants and Community issued a joint press release announcing that they had entered into the Merger Agreement.  A copy of the joint press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.                Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of October 22, 2016, by and between Community Bank System, Inc. and Merchants Bancshares, Inc.*

3.1	Amendment to the Amended and Restated Bylaws of Merchant Bancshares, Inc., adopted on October 22, 2016.

99.1	Joint Press Release, dated October 24, 2016.**

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Merchants hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission (“SEC”); provided, however, that Merchants may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

** Furnished herewith.

 ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Community will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Merchants and a Prospectus of Community, as well as other relevant documents concerning the proposed Merger.  Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, when available, as well as other filings containing information about Merchants and Community, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, when available, free of charge from Merchants at http://www.mbvt.com/ under the heading “Investor Relations” and then “SEC Filings” or from Community by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.”  Copies of the Proxy Statement/Prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

PARTICIPANTS IN SOLICITATION

Merchants and Community and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Merchants in connection with the proposed Merger.  Information about the directors and executive officers of Merchants and their ownership of Merchants Common Stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016 and the definitive additional proxy soliciting materials for the Company’s 2016 annual meeting of stockholders, as filed with the SEC on May 3, 2016.  Information about the directors and executive officers of Community and their ownership of Community Shares is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available.  Free copies of this document when available may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed Merger of Community and Merchants. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import.  Certain factors that could cause actual results to differ materially from expected results include: failure to obtain the approval of the stockholders of Merchants in connection with the Merger;  the timing to consummate the proposed Merger;  the risk that a condition to closing of the proposed Merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed Merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed

Merger; the parties’ ability to successfully integrate operations in the proposed Merger; the effect of the announcement of the proposed Merger on the ability of Merchants to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; changes in legislation or regulatory requirements; and other risks and uncertainties disclosed from time to time in documents that Merchants files with the SEC.  Except as required by law, Merchants does not assume any duty to update forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

By:	/s/ Geoffrey Hesslink
Name:	Geoffrey Hesslink
Title:	President & Chief Executive Officer

Date: October 24, 2016

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Agreement and Plan of Merger, dated as of October 22, 2016, by and between Community Bank System, Inc. and Merchants Bancshares, Inc.*

3.1	Amendment to the Amended and Restated Bylaws of Merchants Bancshares, Inc., adopted on October 22, 2016.

99.1	Joint Press Release, dated October 24, 2016.**

 * Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Merchants hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Merchants may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

** Furnished herewith.